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EXHIBIT 99.4(h)

Stepped-Up Death Benefit Rider
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                         STEPPED-UP DEATH BENEFIT RIDER

This Rider is part of your Contract and should be attached to it.
Notwithstanding any provision of your Contract to the contrary, the provisions of this Rider shall prevail over the provisions of your Contract.

You have elected the Stepped-Up Death Benefit Rider ("SDBR"). The Mortality and Expense Risk Charge shown in the Contract Specifications will be increased by an annual rate equal to 0.20% for expenses related to the SDBR. The entire Mortality and Expense Risk Charge will be an annual rate equal to 1.45% for this Contract. The Risk Charge will be charged daily against assets held in your Variable Investment Options(s). The Risk Charge is guaranteed not to increase.

This SDBR may be elected only at the Contract Date and will remain in effect until the earlier of (a) a full withdrawal of the amount available for withdrawal under the Contract, (b) when death benefit proceeds become payable under the Contract, (c) any termination of the Contract in accordance with the
provisions of the Contract, or (d) the Annuity Date.   This SDBR may only be
elected if the Age of each Annuitant is 75 years or younger on the Contract
Date.

A section entitled GUARANTEED MINIMUM DEATH BENEFIT ("GMDB") AMOUNT is added after the DEATH BENEFIT AMOUNT section of the DEATH BENEFIT provision of your Contract as follows:

GUARANTEED MINIMUM DEATH BENEFIT ("GMDB") AMOUNT - The GMDB Amount will be calculated only when death benefit proceeds becomes payable as a result of the death of the Annuitant, and is determined as follows:

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First, we calculate what the Death Benefit Amount would have been as of your first Contract Anniversary and each subsequent Contract Anniversary that occurs while the Annuitant is living and before the Annuitant reaches his or her 81st birthday (each of these Contract Anniversaries is a "Milestone Date"). We then adjust the Death Benefit Amount for each Milestone Date by: (i) adding the aggregate amount of any Purchase Payments received by us since that Milestone Date; and (ii) subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated by multiplying the Death Benefit Amount by the ratio of the amount of each withdrawal that has occurred since that Milestone Date, including any withdrawal charge, to the Contract Value immediately prior to the withdrawal.

The highest of these adjusted Death Benefit Amounts as of the Notice Date is your GMDB Amount. The "Notice Date" is the day on which we receive, in a form satisfactory to us, proof of death and instructions regarding payment of death benefit proceeds.

The DEATH OF ANNUITANT section under the DEATH BENEFIT provision of your Contract is replaced in its entirety as follows:

DEATH OF ANNUITANT - If the Annuitant dies before the first Milestone Date, the death benefit will be equal to your Death Benefit Amount as of the Notice Date.

If the Annuitant dies after your first Milestone Date and prior to your Annuity Date, the death benefit will be equal to the greater of the Death Benefit Amount and the GMDB Amount as of the Notice Date. If an Annuitant dies before the Annuity Date, unless there is a surviving Joint or Contingent Annuitant, we will

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pay the death benefit proceeds to the Owner, if living; otherwise to the
Beneficiary, if living; otherwise to the Owner's estate. If an Annuitant dies and there is a surviving Joint Annuitant, the surviving Joint Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant and there is a Contingent Annuitant, the Contingent Annuitant becomes the Annuitant. Death benefit proceeds are payable only as the result of the death of the sole surviving Annuitant prior to the Annuity Date. If you are the Annuitant and you die, we will determine the amount of any death benefit and the Beneficiary under the Death of Annuitant provisions. If your Contract is a Non-Qualified Contract, we will distribute any death benefit proceeds under the Death of Owner Distribution Rules.

All other terms and conditions of your Contract remain unchanged.

                         PACIFIC LIFE INSURANCE COMPANY

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    If the Owner dies before distribution of his or her interest in the Contract commences, the entire interest should be distributed by December 31st of the fifth full year which follows the Owner's death unless: (i) such interest is paid in equal or substantially equal installments over a period not exceeding the lifetime, or the life expectancy, of the Designated Beneficiary; and (ii) payments begin by December 31st of the calendar year which follows the Owner's death.

    If the Designated Beneficiary of the Owner is the Owner's surviving spouse, the spouse may elect to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the later of: (i) December 31 of the calendar year immediately following the calendar year in which the Owner died; and (ii) December 31 of the calendar year in which Owner would have attained age 70 1/2. Such election must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of the Owner's death or the date distributions are required to begin pursuant to the preceding sentence. The surviving spouse may accelerate these payments at any time, i.e., increase the frequency or amount of such payments.

    If the surviving spouse is the Designated Beneficiary, the spouse may convert this Individual Retirement Annuity to the spouse's own Individual Retirement Annuity by requesting that he or she be made the Annuitant. If the spouse so requests, the spouse shall be Owner and Annuitant for purposes of applying the restrictions contained in this rider.

    For purposes of the above, life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the Owner's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable as to the surviving spouse and shall apply to all subsequent years. In the case of any other Designated Beneficiary, life expectancies shall be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

    Any amount paid to a child of the Owner will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

    If the Owner dies after distribution of his or her interest in the Contract has commenced, the remaining interest will be distributed at least as rapidly as under the method of distribution being used prior to the Owner's death.

    If the Owner dies before his or her entire interest has been distributed to him or her, no additional cash contributions or "rollover contributions" shall be accepted.

9. No one other than the spouse of the Owner may be named as the Contingent Annuitant and/or the Contingent Owner. If the Owner dies, the Contingent Annuitant shall be treated as the Annuitant for purposes of applying the restrictions contained in this rider.

    If, despite the restrictions contained in this rider, someone other than the spouse is named as a Contingent Annuitant, such person shall be treated as the Primary Beneficiary under the Contract.

R-SIRA 198                          Page 4
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10. PL shall furnish annual calendar year reports concerning the status of the
Contract.

11. If contributions made on behalf of the Annuitant pursuant to a SIMPLE IRA Plan maintained by the Annuitant's employer are received directly by PL from the employer, PL will provide the employer with the summary description required by section 408(l)(2) of the Internal Revenue Code.

12. If this SIMPLE IRA is maintained by a designated financial institution (within the meaning of section 408(p)(7) of the Internal Revenue Code) under the terms of a SIMPLE IRA Plan of the Annuitant's employer, the Annuitant must be permitted to transfer the Annuitant's balance without cost or penalty (within the meaning of section 408(p)(7)) to another IRA.

13. PL reserves the right to amend this rider to comply with future changes in the Code and any regulations or rulings and other published guidance issued under the provisions of the Code or interpretations thereof without consent (except for the states of Michigan, Pennsylvania, South Carolina and Washington, where affirmative consent is required). PL shall provide the Owner of the Contract with a copy of any such amendment.



                        Pacific Life Insurance Company


          /s/ THOMAS C. SUTTON                       /s/ AUDREY L. MILFS
    Chairman and Chief Executive Officer                  Secretary


R-SIRA 198                           Page 5